August 2, 2006

BY EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission Division
of Corporation Finance 100
F Street, N.E.
Washington, D.C. 20549-7010

Remington Arms Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 31, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005 Filed April 4, 2006
File No. 033-74194-01

Dear Mr. Hartz:

        This letter sets forth the responses of Remington Arms Company, Inc. (the “Company”) to the comments contained in your letter dated July 20, 2006 relating to the Form 10-K for Fiscal Year Ended December 31, 2005 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2006 and the Form 10-K/A for the Fiscal Year Ended December 31, 2005 (the “Form 10-K/A”) filed with the Commission on April 4, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

      The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

August 2, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.

We note that your net sales have steadily increased each year since 2003. We also note that your gross profit percentage has steadily decreased over this three year period. In addition, we note that in the most recent year and in all years presented (if you disregard the asset sale in 2004), your cash used in operations and investing has required substantial additional borrowings from your Credit Facility. Although we agree that the Executive Overview, the Developments and Highlights section, and the Business Overview, offer useful information in the general sense, it would be helpful if your discussions about the changes in operations provided more details concerning your views as to the underlying reasons for the changes and your views concerning the future expectations regarding those changes.

In future filings, please expand the discussion in your Results of Operations section to allow your readers to better understand the underlying economic and business reasons for the changes in your business from management's perspective. For example,

•	Explain why you believe your firearms business had higher sales volumes of centerfire rifles and lower sales volumes of shotguns. Discuss your views about the future impact of this trend;

•	Disclose why you believe the ammunition business had lower sales volumes of shotshell ammunition, and your views about the future of this trend;

•	If material in the future, provide a separate discussion and analysis for sales and cost of goods sold for your All Other segment rather than repeat identical bullet points to explain your results within this segment.

August 2, 2006

•	To the extent possible, quantify the reasons for the various fluctuations within your business operations. For example, it would be helpful to specifically quantify the impact of higher material and energy costs.

Finally, if would also be helpful to address the systemic increases in accounts receivable and inventory in light of your sales practices and seasonality. Rather than describing these factors in general, readers would be interested in any long-term view and/or strategy to mitigate these factors if they were to become consistent issues for your business. Refer to guidance presented in Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings.

        The Company acknowledges the Staff’s comment. In future filings, the Company will expand its discussion in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional explanation and quantification, as and where appropriate, for material changes in operations.

Form 10-K/A for the fiscal year ended December 31, 2005

Note 7 – Concentrations of Credit Risk, page 19

2.

We note your disclosure on page 19 that other than Wal-Mart, one other customer comprised approximately 18% of your outstanding accounts receivable balance at December 31, 2005. In consideration of your disclosure that no other customer besides Wal-Mart accounted for more than 10% of your sales, please explain to us the reason for this significant account receivables balance for this one other customer at year-end. In your response, explain how you determined that your allowance for doubtful accounts balance of $0.5 million is sufficient to cover this balance as well as the amount that has been received from this customer subsequent to year-end.

        The customer referenced in the Staff’s comment (the “Customer”) is a customer within the wholesaler channel of distribution of our products and, similar to other customers within this channel, historically purchases inventory in the latter part of the Company’s fiscal year in order for the inventory to be sold through the channel by the spring and fall hunting seasons. The Customer, a customer for more than 20 years, represented approximately 18% and 20% of our outstanding accounts receivable balance (none of which was past due) at December 31, 2005 and 2004, respectively, as indicated in Note 7 – Concentration of Credit Risk in the Form 10-K/A. For both 2005 and 2004, the Customer represented less than 9% of our total annual net sales.

August 2, 2006

        As indicated in our critical accounting policies and estimates found on page 53 of our Form 10-K, we provide an allowance for doubtful accounts for specific customer accounts where collection is doubtful and also provide an allowance for customer deductions based on historical collection and write-off experience. Additional allowances would be required if the financial condition of specific customers deteriorated. The Customer has had an exemplary payment history as evidenced by 100% on time collection for amounts shipped under our seasonal programs. Accordingly, we have not provided a specific allowance for doubtful accounts with respect to the Customer. As of July 26, 2006, the Customer has paid for approximately 70% of its December 31, 2005 outstanding accounts receivable balance with the remaining 30% considered current under our seasonal dating programs and coming due at various times through November 1, 2006. As of December 31, 2005, we determined that the reserve balance of $0.5 million was sufficient to cover the specific collection risks within our customer accounts as well as an allowance for customer deductions based on historical collection and write-off experience.

August 2, 2006

        If you have any questions regarding this letter or if we can provide any further information, please do not hesitate to call me at (336) 548-8833.

Sincerely,

/s/ Stephen P. Jackson, Jr.
Stephen P. Jackson, Jr.

Senior Vice President Chief Financial
Officer, Treasurer and Corporate Secretary
(Principal Financial Officer)

      cc: Peter J. Loughran
        Debevoise & Plimpton LLP